SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES BALPA'S CONFIRMATION THAT ITS RECOGNITION CAMPAIGN AMONG RYANAIR'S UK PILOTS HAS FAILED - AGAIN (SO IT'S BYE BYE BALPA)

Ryanair, the UK's largest airline today (7th Aug 09) welcomed BALPA's recent announcement that it has "temporarily suspended" its trade recognition campaign amongst Ryanair's UK pilots in the face of massive opposition from Ryanair's pilots towards BALPA (the British Airways Lunching Pilots Association).

On June 19th BALPA wrote to Ryanair seeking to impose union recognition among Ryanair's UK pilots. Ryanair told them to go away, because Ryanair's pilots continue to negotiate directly with the airline as evidenced by a recent extension of Ryanair's UK pilots four year pay and conditions agreement. This guaranteed Ryanair pilots a 5 on, 4 off roster (the best in the industry) as well as protecting Ryanair's pilots pay and job security at a time when BALPA was negotiating pay cuts and job cuts at British Airways, Virgin, Thompson-Fly and others.

However BALPA wouldn't take the hint and threatened to refer the matter to the CAC, who could (under UK legislation) require a secret ballot among Ryanair UK pilots to see whether they actually want trade union recognition. Following a groundswell of opposition to BALPA from Ryanair's UK pilots, BALPA have now recognised that they don't have the support of a majority of Ryanair's pilots, that they won't win any such ballot, which is why their campaign to impose union recognition has now been "temporarily suspended" in another humiliating defeat for the British Airways Lunching Pilots Association.

Ryanair's Director of Personnel, Eddie Wilson said:

"The only reason why BALPA is "temporarily suspending" this campaign is because they know that they will lose. BALPA don't want to lose another secret ballot on recognition, because that will mean they can't have another go at Ryanair for a minimum period of three years.

"Perhaps now would be a good time for BALPA - the British Airways Lunching Pilots Association - to accept that Ryanair's UK pilots have better pay, better terms and conditions and better rosters than the pay cuts and job losses being negotiated by BALPA at many other British airlines. This is why Ryanair's UK pilots don't need and don't want the "help" of a failed BA pilots union, which last year spent four times more on lunches, conferences, entertainment  and travel (£886,000) than they did on legal fees defending their members (£191,000).

"This is another humiliating defeat for the British Airways Lunching Pilots Association, coming 8 years after they lost the last secret ballot on trade union recognition by a majority of over 4 to 1 against. At least this latest failure of BALPA's recognition campaign will give them more time for lunches, and they can spend even less money defending their members interests in British Airways, Virgin, Thomson-Fly and all the other UK airlines where BALPA are negotiating pay cuts and job cuts.  So it's Bye Bye BALPA - yet again!!"

For further information

please contact:            Stephen McNamara         Pauline McAlester

                                     Ryanair Ltd                      Murray Consultants

                                     Tel: +353-1-8121212        Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  7 August 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary